Filed by Phillips Petroleum Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                     Subject Company: Phillips Petroleum Company
                                                  Commission File No.: 001-00720


      Set forth below is the text of Questions & Answers that Phillips Petroleum Company has prepared for its spokespersons to use in responding to questions regarding the proposed Conoco/ Phillips merger.


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                                 CONOCOPHILLIPS
                               QUESTIONS & ANSWERS

TRANSACTION
-----------

1.    WHAT WILL BE THE NAME OF THE NEW COMPANY?
      The new company will be named ConocoPhillips.

2.    WHAT WILL THE STOCK TICKER BE?
      The stock ticker symbol has not yet been determined.

3.    WHEN WILL THE DEAL CLOSE?
      We expect to close in the second half of 2002.

4.    ARE THERE ANY SHAREHOLDER APPROVALS REQUIRED?
      Yes.  Both Conoco and Phillips shareholder approvals are required.

5.    WHEN WILL THE SHAREHOLDER MEETINGS TAKE PLACE?
      Shareholder approval votes are targeted for February 2002.

6.    IS REGULATORY APPROVAL REQUIRED?
      Yes, antitrust and other notifications will be filed in the U.S., as well as certain foreign jurisdictions.

7.    WHICH SPECIFIC AUTHORITIES WILL NEED TO APPROVE THE DEAL?
      The companies conduct business in a number of jurisdictions and will be determining shortly all of the jurisdictions in which filings need to be made.

8.    HAS DUE DILIGENCE BEEN COMPLETED?
      Yes.

9.    HAVE DEFINITIVE AGREEMENTS BEEN COMPLETED?
      Yes.  A merger agreement has been signed by both companies.

10.   WHAT AGREEMENTS ARE REQUIRED TO BE COMPLETED FOR CLOSING?
      No additional agreements are required for closing.

11.   DESCRIBE THE STRUCTURE OF THE COMPANY.
      ConocoPhillips will be a new holding company, chartered in Delaware. Conoco and Phillips will be subsidiaries of the new holding company and their shareholders will exchange their shares of stock for shares in the new ConocoPhillips stock.

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      Owners of Conoco shares will receive 0.4677 shares of ConocoPhillips stock for each share of Conoco. Owners of Phillips shares will receive 1 share of ConocoPhillips stock for each share of Phillips. The pro forma ownership will be about 43.4% by Conoco and 56.6% by Phillips.

12.   WHY IS THIS GOOD FOR PHILLIPS?
      - The transaction is expected to be accretive after synergies to both net cash flow and earnings.
      - It positions the company to compete more effectively with our major energy company peers.
      - It improves shareholder returns above and beyond what could be accomplished without this transaction.
      - The financial strength of the new company will allow it to maintain investment plans throughout the business cycle.

13.   WHY IS THIS DEAL BETTER THAN SELLING THE COMPANY?
      We believe combining the assets and workforce of the two companies will create a strong U.S. competitor that will grow shareholder value effectively. In the long run, this will create greater shareholder value than a sale today.

14.   ARE THERE ANY ANTITRUST CONCERNS?
      We believe the transaction will receive all required antitrust clearances.

15. WILL YOU BE REQUESTED TO SELL ANY ASSETS TO OBTAIN REGULATORY CLEARANCE? We believe that antitrust clearance will be obtained without any material adverse changes to the new company.

16.   HOW LONG HAVE THE TWO COMPANIES BEEN IN DISCUSSION?
      We have known and respected each other for a long time. However, the discussions leading to this transaction are recent. The transaction came together this fall.

17.   ARE THERE NO SHOP AND BREAKUP PROVISIONS IN THE DEAL?
      Yes, each side is subject to a breakup fee of $550 million, which is customary for deals of this size.

18.   WHO ARE THE COMPANIES' ADVISORS?
      Goldman, Sachs & Co., J.P. Morgan Securities Inc. and Merrill Lynch & Co. acted as banking advisors and Wachtell, Lipton, Rosen & Katz as legal counsel for Phillips. Morgan Stanley, Credit Suisse First Boston and Salomon Smith Barney acted as banking advisors, and Cravath, Swaine & Moore and Cleary, Gottlieb, Steen & Hamilton as legal counsel for Conoco.

19.   ARE THERE WALKAWAY PROVISIONS?
      There are customary fiduciary duty provisions.

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20.   WHAT IS THE CALENDAR OF EVENTS?
      - Signing of the merger agreement occurred on November 18.
      - Hart-Scott-Rodino filings are expected to be made in December.
      - Shareholder approvals targeted for February.
      - Completion of regulatory review and closing are expected in the 2nd half of 2002.

GOVERNANCE
----------

21.   WHAT WILL BE THE NEW COMPANY'S BOARD MAKEUP?
      A sixteen-member board of directors consisting of eight Conoco-appointed directors and eight Phillips-appointed directors will govern the new company. All of the directors will be outside directors except for Archie Dunham and Jim Mulva.

22.   WHO WILL BE THE CHAIRMAN AND CEO?
      Archie Dunham will be Chairman of the Board.
      Jim Mulva will be Chief Executive Officer and President.

23.   WHO WILL BE THE TOP MANAGEMENT TEAM?
      The top management team will consist of the best individuals of both companies and will be announced in due course.

24. MERGERS OF EQUALS ARE RARE AND CAN BE DIFFICULT TO MANAGE. WHAT MAKES YOU CONFIDENT THAT THIS ONE WILL BE SUCCESSFUL?
      We believe the new company's strong leadership and emphasis on retaining the best of both companies will allow us to be very successful.

25.   WHO WILL LEAD THE TRANSITION TEAM?
      Phil Frederickson, Conoco's Senior Vice President, Corporate Strategy and Business Development and John Lowe, Phillips' Senior Vice President, Corporate Strategy and Development will lead the transition team.

COSTS AND SAVINGS
-----------------

26.   WHAT IS THE VALUE OF THE TRANSACTION?
      The new company's pro forma market capitalization as of November 16 is $35 billion and the company will have assets of $76 billion. The new company will also have a strong capital structure and an investment grade credit rating.

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27.   WHAT ARE THE SYNERGIES?
      The new company expects to realize annual pre-tax synergies of at least $750 million through reductions in corporate and operating office overheads, purchasing and logistics, optimization of investments and improved organizational efficiency.

28.   WHEN WILL THE SYNERGIES BE ACHIEVED?
      We expect the savings to be achieved within one year of closing of the transaction.

29. HOW MUCH OF THE SYNERGIES ARE FROM EXPLORATION EXPENSE? WILL THIS REDUCE THE NEW COMPANY'S GROWTH RATE?
      Current estimates are for $150 million in savings from exploration expenditures, but most of this is expected to be achieved from reducing duplicated operations and high-grading of opportunities, therefore impact on growth will be minimized.

30. HOW CONSERVATIVE IS THE $750 MILLION? DO YOU SEE SUBSTANTIAL FURTHER SYNERGIES?
      The companies have taken an initial review of synergies, but will reevaluate further potential savings as they make progress toward closing the transaction.

FINANCIALS
----------

31.   WHAT WILL BE THE COMBINED DEBT OF THE NEW COMPANY?
      The initial debt will be approximately $18 billion.

32.   WILL THE TRANSACTION REQUIRE FINANCING?
      No, the merger will be based on an exchange of shares and will not require additional financing.

33.   WHAT WILL BE THE DEBT/CAPITAL RATIO?
      The debt / capital ratio will be approximately 35%.

34.   WHAT ARE THE BOND RATINGS OF THE TWO COMPANIES?
      Porsche is rated A-/BBB+ and Corvette is rated Baa3/BBB+.

35.   WHAT IS THE BOND RATING OF THE NEW COMPANY?
      We expect the new company to achieve an A rating.

36. WHAT WILL BE THE CAPITAL BUDGET FOR THE NEW COMPANY IN THE FIRST FULL YEAR OF OPERATION?
      The capital budget will be decided by the ConocoPhillips board. Using current 2001 budgets for each of the two businesses, the combined budget would be about $5.9 billion.

37.   WILL THIS BE ACCRETIVE TO EARNINGS?  IF SO, WHEN?

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      Yes, we expect the transaction to be accretive to earnings including synergies in the year after implementation.

38.   YOU SAY THAT THE TRANSACTION IS ACCRETIVE, WHAT CAUSES THE ACCRETION?
      We expect the transaction to be accretive to Phillips shareholders because of the synergies of combining the two businesses.

39.   WHAT COMMODITY PRICES ARE ASSUMED?
      Estimates are based on First Call averages of $23/bbl WTI oil price, $3.00/mcf Henry Hub gas and $3.00/bbl Gulf Coast crack spread.

40.   WHAT IS THE ACCOUNTING TREATMENT FOR THE TRANSACTION?
      Purchase accounting.

41.   WILL THERE BE GOODWILL?  HOW WILL THE EXCESS PURCHASE PRICE BE WRITTEN
      OFF?
      Yes. Under the new accounting rules most of the goodwill is not subject to amortization.

42.   WILL THE NEW COMPANY RECORD A GAIN OR LOSS WHEN THE TRANSACTION CLOSES?
      We expect that no gain or loss will be recognized upon closing. Historical net book values of Phillips assets will be carried over to the new company's books. Conoco's assets will be written up to account for the exchange into the new ConocoPhillips shares, which are valued at the Phillips share price. No gain or loss will be recorded on this transaction.

43. WHY ARE CONOCO'S ASSETS BEING WRITTEN UP INSTEAD OF PHILLIPS? Accounting rules generally require the company with lower market capitalization in a merger of equals to be written up.

44. IS THERE ANY TAX PAYABLE BY PHILLIPS OR CONOCO OR THEIR SHAREHOLDERS AT CLOSING?
      No, formation of the new company is a tax-free transaction.

45.   WHAT IS THE DIVIDEND POLICY OF THE NEW COMPANY?
      The new company's dividend policy will be approved by the ConocoPhillips board, but it is expected to be competitive with its major oil company peer group.

46. DO YOU ANTICIPATE ANY PROBLEMS WITH THE RATING AGENCIES RELATED TO THIS TRANSACTION?
      No, the merger will result in a larger, financially stronger company that can be expected to receive an enhanced credit rating.


OPERATIONS
----------

47.   WHERE WILL THE COMPANY'S HEADQUARTERS BE LOCATED?
      The corporate headquarters will be located in Houston, Texas.

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48.   WHAT WILL HAPPEN TO PHILLIPS' BARTLESVILLE HEADQUARTERS? WILL IT BE
      CLOSED?
      The company will continue to have a significant presence in Bartlesville. Headquarters functions will be relocated to Houston, however it is expected that many technical and support activities will continue to be based in Bartlesville.

49.   WHAT ARE THE METRICS OF THE NEW COMPANY'S OPERATIONS?
      The combined company will be one of the top global energy companies, ranking sixth in oil and gas reserves with 8.7 billion barrels of oil equivalent and fifth in refining capacity at 2.6 million barrels per day. The company will have core upstream production areas in North America, the North Sea, Venezuela and Asia, with significant growth opportunities in the Middle East, Caspian Sea and West Africa. ConocoPhillips will be the leading U.S. refiner, with 14 refinery centers, and will have a significant position in 5 refineries in Europe and Southeast Asia. The new company will continue to hold Phillips' interest in DEFS, a leader in the North American midstream business, and in CPC, a global competitor in chemicals.

50. HOW WILL THE NEW COMPANY RANK IN SIZE RELATIVE TO THE NORTH AMERICAN-BASED MARKET AND COMPETITION?
      The new company will be the third largest U.S.-based oil and gas producer and one of the largest refiners and marketers in North America.

51. WHAT DO YOU EXPECT THE NEW COMPANY'S PRODUCTION GROWTH RATE TO BE? We expect the new company to average combined oil and gas production growth of 4% annually through 2006.

52. DOES CONOCO HAVE CHEMICAL OR MIDSTREAM ASSETS? WILL THESE BE PUT INTO CPC AND DEFS?
      Conoco has no chemical assets. It does have midstream assets, but no determination on their disposition has been made at this time.

53. DOES THE NEW COMPANY PLAN TO COMBINE ALL THE SYSTEMS IN PLACE AT BOTH OF THE PARENT COMPANIES? WILL SAP BE USED?
      The new company will determine the most appropriate systems to use going forward. It is expected that current systems will be used for an interim period.

54.   WILL ANY FACILITIES BE CLOSED OR CONSOLIDATED AS A RESULT OF THIS
      TRANSACTION?
      Yes, part of the expected cost savings will be achieved by closing duplicative offices. Decisions have not yet been made on which offices will be closed, but this will be determined through the work of the joint transition team.

55.   HOW DO CONOCO AND PHILLIPS' SAFETY RECORDS COMPARE?
      Conoco has consistently been the industry leader in safety. Phillips has a history of commitment to safety and it is expected that the combined company will emphasize continuing improvement in safety performance in its ongoing operations.

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HR
--

56. IS THERE ANY ESTIMATE OF THE NUMBER OF PHILLIPS EMPLOYEES THAT WILL BE LAID OFF AS A RESULT OF THE MERGER AND WHEN WILL THEY START?
      No estimates have been made on the impact to the Phillips workforce and it is far too early to predict the timing of when layoffs will commence. Employees are encouraged to continue a business as usual approach to their jobs, especially as it relates to working safety.

57.   WILL OUR COMPENSATION AND BENEFITS CHANGE AS A RESULT OF THE MERGER?
      A transition team is being formed that will study compensation and benefit programs on a worldwide basis. The team will recommend programs and plans that are appropriate for the new company.

58. WILL I BE ABLE TO EXPRESS AN INTEREST IN BEING CONSIDERED FOR SEVERANCE? Yes, employees will be allowed to express an interest in being considered but the final decision will rest with the company.

59.   WILL THE WORKFORCE STABILIZATION PLAN BE TRIGGERED BY THIS TRANSACTION?
      Yes.

60.   IF I GET LAID OFF WILL THE NEW COMPANY BUY MY HOUSE?
      If you are laid off and are eligible for benefits under the Workforce Stabilization Plan your house will be purchased if you are required to move more than 50 miles to obtain full employment.

61.   WHAT FUNCTIONS WILL REMAIN IN BARTLESVILLE?
      It is too early to know what functions will be performed at any location.

62.   WHAT WILL BE THE SELECTION PROCESS TO STAFF THE MERGED COMPANY?
      The most qualified employees with the necessary skills and experience from both companies will be chosen to fill the positions. The staffing of the organization will be completed as soon as practical. The new company management will use a consistent and thorough process for evaluating all employees and positions.

63.   WILL THE MERGED COMPANY BE STAFFED ON AN EQUAL 50/50 BASIS?
      No. Both companies have agreed that the most qualified employees with the requisite skills and experience will fill the positions in the new company.

64.   HOW MANY PHILLIPS EMPLOYEES WILL RELOCATE TO HOUSTON?
      At the present time there is not a specific number of employees that have been identified to relocate. We expect that a significant number of employees will move to Houston.

65.   IF MY JOB IS ELIMINATED, WILL I BE CONSIDERED FOR OTHER JOBS?

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      Yes.

66. WHEN WILL WE KNOW WHETHER WE GET TO KEEP OUR JOBS OR IF THEY WILL BE ELIMINATED?
      The length of the post-closing transition period will be minimized to the extent possible, however it is beyond the companies' control. We understand the employees' concerns to know their individual status. As soon as reasonably possible, employees will be notified of their status with the new company.

67.   HOW WILL CONTINUING COMMUNICATIONS TO EMPLOYEES BE HANDLED?
      Continuing communications will be handled with employees in the normal fashion, through employee meetings, e-mail, PhilNet and any other methods that may be deemed appropriate.

68. WILL THERE BE A RELOCATION PROGRAM IF I AM ASKED TO TRANSFER TO A DIFFERENT LOCATION TO WORK FOR THE NEW COMPANY?
      Yes, it is expected that the new company will have a relocation program.

69.   WHO CAN I TALK TO IF I HAVE QUESTIONS OR CONCERNS?
      A PhilNet site is available to receive and respond to questions. You may also contact your Human Resource Representative or your supervisor with questions.

70. WHAT HAPPENS TO MY RETIREMENT BENEFITS IN THE RETIREMENT INCOME PLAN? Employees will continue to accrue service under the retirement income plan until the new company is formed. A transition team is being formed to design the benefit programs for the merged company.

71. WILL PHILLIPS STILL MOVE FORWARD WITH THE IMPLEMENTATION OF THE PERFORMANCE 66 RETIREMENT PLAN (CASH BALANCE) IN 2002 AS PREVIOUSLY ANNOUNCED?
      Yes.

MISC
----

72.   WHO IS CONOCO INC.?
      Conoco Inc. (NYSE-COC) is an integrated, international energy company with operations in more than 40 countries. Headquartered in Houston, the company had 20,000 employees and $27.7 billion in assets as of September 30, 2001.

73.   WHO IS PHILLIPS PETROLEUM COMPANY?
      Phillips Petroleum Company (NYSE-P) is an integrated petroleum company with interests around the world. Headquartered in Bartlesville, the company had 38,500 employees and $35.4 billion in assets as of September 30, 2001.

                                     * * * *

      The enclosed materials contain forward-looking statements within the meaning of the ''safe harbor'' provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in these materials include statements about future financial and operating results and the proposed Conoco/Phillips merger. These statements are not guarantees of future performance, involve certain risks, uncertainties, and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein.

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      In any forward-looking statement in which Conoco or Phillips expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that Conoco's and Phillips' businesses will not be integrated successfully; costs related to the proposed merger; failure of the Conoco or Phillips stockholders to approve the proposed merger; and other economic, business, competitive and/or regulatory factors affecting Conoco's and Phillips' businesses generally as set forth in Conoco's and Phillips' filings with the SEC, including their Annual Reports on Form 10-K for the fiscal year ended 2000, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. Conoco and Phillips are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

      In connection with the proposed Conoco/Phillips merger, Conoco, Phillips and CorvettePorsche Corp. (which will be renamed ConocoPhillips in connection with the proposed merger) will file a joint proxy statement/prospectus with the Securities and Exchange Commission (the ''SEC''). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Conoco and Phillips with the SEC at the SEC's web site at www.sec.gov. The joint proxy statement/prospectus (when it is available) and these other documents may also be obtained for free from Conoco or Phillips by calling Conoco at 281-293-6800, and through Conoco's web site at www.conoco.com, or by calling Phillips at 918-661-3700, and through Phillips' web site at www.phillips66.com.

      Conoco, Phillips and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Conoco's stockholders in connection with the proposed Conoco/Phillips merger is set forth in Conoco's proxy statement for a special meeting of stockholders, dated August 8, 2001 and filed with the SEC on August 3, 2001, and information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Phillips' stockholders in connection with the proposed Conoco/Phillips merger is set forth in Phillips' proxy statement for its 2001 annual meeting, dated March 29, 2001 and filed with the SEC on March 29, 2001. Additional information will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

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